Exhibit 99.1

Media:	Investors:
Deb Trevino	JoAnn DeGrande
Starbucks Coffee Company	Starbucks Coffee Company
206-318-7100	206-318-7118
press@starbucks.com	investorrelations@starbucks.com
Starbucks Details Strategy for Profitable Growth
Operational and Brand Initiatives Gaining Traction
Company Further Refines Focus and
Expects Record Free Cash Flow of $500 million in 2009
SEATTLE; March 18, 2009 – Starbucks Coffee Company (NASDAQ:SBUX) today held its Annual Meeting of Shareholders in Seattle where Howard Schultz, chairman, president and ceo, outlined the company’s strategy to grow for the long term.
“Despite the challenging economic environment, Starbucks is profitable, has a strong balance sheet and generates solid cash from operations,” said Schultz. “Our customers’ connection with, and trust in the Starbucks brand remains at a high level. We are laser-focused on delivering the finest quality coffee and getting the customer experience right every time.
“We’ve also been putting our feet into the shoes of our customers and are responding directly to their needs,” said Schultz. “Our customers are telling us they want value and quality and we will deliver that in a way that is both meaningful to them and authentic to Starbucks.”
During the Annual Meeting, Troy Alstead, executive vice president, chief financial officer and chief administrative officer, underscored the company’s strong financial position and outlined a two-fold growth strategy for the company.
Starbucks has focused its attention on increasing profits in existing stores by:
•	Aligning the company’s cost structure to its current business strategy with a planned $500 million structural expense reduction in fiscal 2009;

•	Improving operational efficiencies and making technology investments;

•	Meeting customers’ needs for value and quality; and

•	Investing in the tools and training store managers need.
The company is also making strategic investments in key initiatives by:
•	Entering the $17 billion instant coffee market earlier this month with the launch of Starbucks VIA™ Ready Brew instant coffee;

•	Growing its consumer products, licensed stores and foodservice channels; and

•	Focusing on disciplined global store expansion in key markets.
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“Our customers like the changes we’ve been making, even as the economic environment is impacting the way customers interact with companies and brands,” said Schultz. “The health of the company, the continued relevance of the brand and our disciplined go-forward plan make us optimistic about Starbucks future.”
As part of the meeting, shareholders re-elected the current board members as well as two new board members, Kevin R. Johnson, chief executive officer of Juniper Networks, Inc.; and Sheryl Sandberg, chief operating officer of Facebook, Inc. to the Starbucks Board of Directors. Both individuals have strong technology backgrounds and bring extensive business strategy and operational execution experience, as well as expertise in managing a high-performance business with a diverse and global workforce.
Shareholders also approved a proposal to allow for a one-time stock option exchange program, which would give eligible partners (employees) a one-time opportunity to exchange certain outstanding underwater stock options for a lesser amount of new options that will be granted with lower exercise prices. The program would be approximately expense-neutral to the company from an accounting perspective.
In 1991, Starbucks adopted a broad-based stock option program that provides annual grants to eligible partners – from baristas to top management – encouraging its partners to act like owners of the business. Members of the company’s board of directors and senior leadership would be excluded from participating in the option exchange program.
About Starbucks
Since 1971, Starbucks Coffee Company has been committed to ethically sourcing and roasting the highest quality arabica coffee in the world. Today, with stores around the globe, the company is the world’s premier roaster and retailer of specialty coffee. Through our unwavering commitment to excellence and our guiding principles, we bring the unique Starbucks Experience to life for every customer through every cup. To share in the experience, please visit us in our stores or online at www.starbucks.com.
Even though the requisite shareholder approval has been obtained, Starbucks may still decide later not to implement the stock option exchange program described above. Starbucks will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) upon the commencement of the option exchange program. Persons who may be eligible to participate in the option exchange program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the option exchange program. Starbucks will deliver the tender offer documents to all eligible partners free of charge when the tender offer commences, and Starbucks shareholders and option holders will be able to obtain these written materials and other documents filed by Starbucks with the SEC free of charge from the SEC’s website at www.sec.gov.
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